UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Transpetro's 2020 results

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Rio de Janeiro, March 1, 2021 - Petróleo Brasileiro S.A. - Petrobras informs that Transpetro, a wholly owned fuel transportation and logistics subsidiary, implemented an extensive transformational agenda throughout 2020 that lead up to the best result in its history, both from the standpoint of cash generation and net income, and from the standpoint of availability, operational efficiency, and safety.

The company's cash generation was a record. Operating cash flow reached R$ 4.2 billion, a growth of 38% compared to 2019. The increase in value generation - measured by the variation in the Economic Value Added (EVA) - compared to last year was R$ 918 million, indicating the growth in the economic return on its assets.

Adjusted EBITDA was record, with a growth of 52% compared to 2019. Net income of R$1.3 billion was the highest in Transpetro's historical series and Return on Capital Employed (ROCE) had the best performance of the last five years (15.6%).

It is also worth highlighting the company's operational efficiency in 2020. The vessel availability was the highest in the last three years. In 2020 the amount of transshipment/ship to ship (STS) maneuvers carried out was record with 543 operations done during the year, remaining Transpetro as the largest STS provider in the country.

In 2020, Transpetro consolidated its position among the best companies in the market when it comes to safety. The company achieved its best mark for the Total Recordable Injury (TRI) of 0.47, that is the main safety indicator at Petrobras and its subsidiaries.

The impressive results were achieved reaffirming the commitment to people's safety and health, and to environmental preservation, the main foundations of performance of Petrobras group.

Transpetro's 2020 financial statements are included in Petrobras' consolidated results, released on February 24, 2021, and are available on Transpetro's website (http://transpetro.com.br/).

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer